Exhibit 12.1

Fifth Third Bancorp

Computations of Consolidated Ratios Of Earnings To Fixed Charges

($ In Millions)

Three Months Ended
March 31, 2008
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding interest on deposits)	$228
One-Third of Rents, Net of Income from Subleases	6

Total Fixed Charges	234

Earnings:
Income Before Income Taxes	$425
Fixed Charges	234

Total Earnings	659

Ratio of Earnings to Fixed Charges, Excluding
Interest On Deposits	2.82x

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$627
One-Third of Rents, Net of Income from Subleases	6

Total Fixed Charges	$633

Earnings:
Income Before Income Taxes	$425
Fixed Charges	633

Total Earnings	$1,058

Ratio of Earnings to Fixed Charges, Including
Interest On Deposits	1.67x